Exhibit 99.2

SHANGPHARMA CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: SHP)

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on December 12, 2012

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of ShangPharma Corporation (the “Company”) will be held at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong on December 12, 2012 at 10:00 AM (Hong Kong time), and at any adjourned or postponed meeting thereof. No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on November 13, 2012 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjourned or postponed meeting thereof.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the AGM and any adjourned or postponed meeting thereof. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business on the Record Date are cordially invited to attend the AGM in person. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at www.shangpharma.com, or by contacting ShangPharma Corporation, No. 5 Building, 998 Halei Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai, 201203, People’s Republic of China, telephone: +86 21 5132-0088, email: IR@shangpharma.com.

By Order of the Board of Directors,

/s/ Michael Xin Hui
Michael Xin Hui
Chairman of the Board of Directors and
Chief Executive Officer

Shanghai, November 13, 2012